# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Schneider National, Inc., CIK 0001692063
CUSIP: 80689H102
Title of class of securities: Class B Common Stock, no par value per share
Address of issuer's principal executive offices: 3101 SOUTH PACKERLAND DRIVE, GREEN BAY, Wisconsin (WI), 54313
Date of event which requires filing of this statement: 01/31/2024
Amends the filing with accession number 0000892712-17-000357
Filed by CIK 0001701072
Persons authorized to receive notices and communications: Dennis F. Connolly, Godfrey & Kahn, S.C., 833 East Michigan Street, Suite 1800, Milwaukee, Wisconsin (WI), 53202, 414-273-3500

## Reporting persons
- DePrey Mary P. (CIK 0001701072): type of reporting person: individual (IN); source of funds: other (OO); sole voting power 1,562,891; shared voting power 17,413,000; sole dispositive power 1,562,891; shared dispositive power 17,413,000; aggregate amount beneficially owned 18,975,891 (17.2% of the class)
- Donald J. Schneider Childrens Trust #2 f/b/o Mary P. DePrey: type of reporting person: other (OO); citizenship or place of organization: Wisconsin (WI); source of funds: other (OO); sole voting power 0; shared voting power 8,400,000; sole dispositive power 8,400,000; shared dispositive power 0; aggregate amount beneficially owned 8,400,000 (8.3% of the class)
  Comment: Trust
- Donald J. Schneider 2000 Trust f/b/o Mary P. DePrey: type of reporting person: other (OO); citizenship or place of organization: Wisconsin (WI); source of funds: other (OO); sole voting power 723,190; shared voting power 7,005,900; sole dispositive power 7,729,090; shared dispositive power 0; aggregate amount beneficially owned 7,729,090 (7.7% of the class)
  Comment: Trust

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, no par value per share
Name of issuer: Schneider National, Inc.
Address of issuer's principal executive offices: 3101 SOUTH PACKERLAND DRIVE, GREEN BAY, Wisconsin (WI), 54313
Comment:
Cover Page Notes:

Mary P. DePrey:

The shares reported in Item 7 consist of shares of Class B Common Stock. Includes 1,024,757 shares of Class B Common Stock held in trust for the benefit of the Reporting Person's children for which the Reporting Person serves as sole trustee.

The shares reported in Item 8 consist of 16,605,900 shares of Class A Common Stock and 807,100 shares of Class B Common Stock. The Reporting Person's interest in the Class A Common Stock is represented by trust certificates issued by the Schneider National, Inc. Voting Trust and held by trusts for the benefit of the Reporting Person and her descendants of which the Reporting Person is a co-trustee. Each share of Class A Common Stock will automatically convert into a share of Class B Common Stock on a one-for-one basis upon any transfer of such share of Class A Common Stock in exchange for a trust certificate representing such share.

The shares reported in Item 9 consist of shares of Class B Common Stock.

The shares reported in Item 10 consist of 16,605,900 shares of Class A Common Stock and 807,100 shares of Class B Common Stock.

The calculation in Item 13 is based on 93,417,155 shares of Class B common stock, no par value per share ("Class B Common Stock"), of the Issuer outstanding as of October 24, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 and as filed with the SEC on November 2, 2023.

Donald J. Schneider Childrens Trust #2 f/b/o Mary P. DePrey:

The shares reported in Item 8 consist of shares of Class A common stock, no par value per share ("Class A Common Stock"), of Schneider National, Inc., a Wisconsin corporation (the "Issuer"). The Reporting Person's interest in the Class A Common Stock is represented by trust certificates issued by the Schneider National, Inc. Voting Trust and held by the Reporting Person. Each share of Class A Common Stock will automatically convert into a share of Class B Common Stock on a one-for-one basis upon any transfer of such share of Class A Common Stock in exchange for a trust certificate representing such share.

The calculation in Item 13 is based on 93,417,155 shares of Class B common stock, no par value per share ("Class B Common Stock"), of the Issuer outstanding as of October 24, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 and as filed with the SEC on November 2, 2023.

Donald J. Schneider 2000 Trust f/b/o Mary P. DePrey:

The shares reported in Item 7 consist of shares of Class B Common Stock.

The shares reported in Item 8 consist of shares of Class A Common Stock. The Reporting Person's interest in the Class A Common Stock is represented by trust certificates issued by the Schneider National, Inc. Voting Trust and held by the Reporting Person. Each share of Class A Common Stock will automatically convert into a share of Class B Common Stock on a one-for-one basis upon any transfer of such share of Class A Common Stock in exchange for a trust certificate representing such share.

The shares reported in Item 9 consist of 7,005,900 shares of Class A Common Stock and 723,190 shares of Class B Common Stock.

The calculation in Item 13 is based on 93,417,155 shares of Class B common stock, no par value per share ("Class B Common Stock"), of the Issuer outstanding as of October 24, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 and as filed with the SEC on November 2, 2023.

Explanatory Note:

This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D originally filed on April 21, 2017 and as subsequently amended (the "Original Schedule 13D"), and is being filed jointly on behalf of the Donald J. Schneider Childrens Trust #2 f/b/o Mary P. DePrey, a Wisconsin trust (the "Childrens Trust"), the Donald J. Schneider 2000 Trust f/b/o Mary P. DePrey (the "2000 Trust, " and together with the Childrens Trust, the "Trusts"), and Mary P. DePrey, in her individual capacity and as a co-trustee of the Trusts (together the "Reporting Persons"), relating to the shares of Class A common stock, no par value per share ("Class A Common Stock"), and Class B common stock, no par value per share ("Class B Common Stock"), of Schneider National, Inc., a Wisconsin corporation.

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 6 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D. All disclosure for items contained in the Original Schedule 13D where no new information is provided for such item in this Amendment No. 6 to Schedule 13D is incorporated herein by this reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is supplemented with the following:

Between February 7, 2023 and January 31, 2024, Ms. DePrey disposed of 51,700 shares of Class B Common Stock by gift and acquired 23,240 shares of Class B Common Stock by gift. As of January 31, 2024, the Reporting Persons beneficially owned an aggregate of 16,605,900 shares of Class A Common Stock and 2,369,991 shares of Class B Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is supplemented with the following:

Schneider Family Board Nomination Process Agreement

On February 14, 2023, the Nomination Agreement was amended and restated (the "Amended Nomination Agreement"). Under the Amended Nomination Agreement, four specified members of the Schneider family have the right to nominate two family members to serve on the Board on an annual, rotating basis. The annual Schneider family director nominations, assuming each specified member of the Schneider family is able to serve, will rotate among the four specified Schneider family members through 2040 according to a schedule that is set forth in the Amended Nomination Agreement.

After the Schneider family director nominee rotation described above is complete, or if the rotation described above ends before 2040, the four specified Schneider family members may, if all such family members are in agreement, propose to the corporate governance committee an amendment to the Amended Nomination Agreement, consistent with such agreement, to cover nominations of Schneider family members in subsequent periods, the approval of which shall be subject to the approval of the corporate governance committee and the Board, which approval shall not be unreasonably withheld. Such proposal must be made before the later of (a) December 31st of the year in which the rotation system ends or six months after the date on which the last family member's service as a director ends, whichever is later, or (b) December 31, 2040 in the event the rotation set forth above is completed.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is supplemented with the following:

Exhibit

A Amended and Restated Schneider Family Board Nomination Process Agreement (incorporated by reference to Exhibit 10.6 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 2022 filed with the Securities and Exchange Commission on February 17, 2023).

## Signatures
- DePrey Mary P.: /s/ Mary P. DePrey, Mary P. DePrey (01/31/2024)
- Donald J. Schneider Childrens Trust #2 f/b/o Mary P. DePrey: /s/ Mary P. DePrey, Co-Trustee (01/31/2024)
- Donald J. Schneider Childrens Trust #2 f/b/o Mary P. DePrey: /s/ Joan D. Klimpel, Co-Trustee (01/31/2024)
- Donald J. Schneider 2000 Trust f/b/o Mary P. DePrey: /s/ Mary P. DePrey, Co-Trustee (01/31/2024)
- Donald J. Schneider 2000 Trust f/b/o Mary P. DePrey: /s/ Joan D. Klimpel, Co-Trustee (01/31/2024)